Nasdaq Regulation



Joseph Cusick
Vice President
Market Surveillance

March 31, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 31, 2026, The Nasdaq Stock Market (the "Exchange") received from Thornburg Investment Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

ETF Class shares of beneficial interest, no par value per share, of each of:

Thornburg American Opportunities Fund

Thornburg Focus Growth Fund

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,